UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIP Multi-Strategy Fund P

(Name of Subject Company (Issuer))

AIP Multi-Strategy Fund P

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joseph C. Benedetti, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

(212) 296-6969

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

DECHERT LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

September 29, 2015

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$28,439,465 (a)	$3,304.67 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
August 31, 2015	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

August 1, 2015 & September 1, 2015	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

September 29, 2015	Commencement Date	the date as of which the Offer commenced

October 29, 2015	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

October 29, 2015*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

November 9, 2015	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

November 9, 2015*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

November 24, 2015	Acceptance Date	the date which is 40 business days after the Commencement Date

January 31, 2016*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

December 31, 2016*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs.

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

AIP Multi-Strategy Fund P (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) all of their shares of the Fund (“Shares”). The Fund is offering to purchase Shares in an amount up to 50% of the net assets of the Fund. (As used in this Schedule TO, the term “Shares” refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Shareholders desiring to tender Shares for purchase must tender all of their Shares.

The Fund is hereby offering to purchase Shares from Shareholders, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the offer to purchase Shares for an in-kind payment of Master Fund (defined below) shares on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw the tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date. Until the Expiration Date, Shareholders have the right to change their minds and withdraw the tenders of all of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein and Shareholders re-tender all of their Shares. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of all of its Shares after such date.

The Fund invests substantially all of its assets in shares of AIP Multi-Strategy Fund A, a Delaware statutory trust (the “Master Fund”). Unlike the Fund’s prior offers to purchase Shares, Shareholders who choose to tender all of their Shares will receive an in-kind payment of Master Fund shares. Shareholders will not receive cash for the Shares tendered. This is a one-time offer and future repurchase offers are anticipated to be made for cash.

The value of the Master Fund shares received by the Shareholder, determined as of the Valuation Date, will be equal to the value of the Shares being purchased. This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The Fund will make the in-kind payment for the Shares tendered by the Shareholder and accepted for purchase by the Fund no later than 30 days after the Valuation Date.

The Fund has the resources necessary to make payment for the Shares it purchases in the Offer without the need to create additional liquidity since the Fund will be distributing Master Fund shares to Shareholders participating in the Offer.

If a Shareholder would like the Fund to purchase all of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
AIP Multi-Strategy Fund P	AIP Multi-Strategy Fund P
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date. Also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase. After the Valuation Date, the Shareholder will become a shareholder of the Master Fund.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is AIP Multi-Strategy Fund P. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

(b) The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $57,187,473, and the net asset value of each Share of the Fund was $1,005.38. Subject to the conditions set out in the Offer, the Fund will purchase Shares which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of February 27, 2008 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is AIP Multi-Strategy Fund P. The Fund’s principal executive office is located at 100 Front Street, Suite 400,

West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The investment adviser of the Master Fund is Morgan Stanley AIP GP LP (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Frank L. Bowman, Michael Bozic, Kathleen A. Dennis, Nancy C. Everett, Jakki L. Haussler, James F. Higgins, Dr. Manuel H. Johnson, Joseph J. Kearns, Michael F. Klein, Michael Nugent, W. Allen Reed, and Fergus Reid. The address of each member of the Board of Trustees is c/o AIP Multi-Strategy Fund P, 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and the telephone number of each member of the Board of Trustees is (610) 260-7600.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the conditions set out in the Offer and to the limitation described in this Section, the Fund will purchase Shares which are tendered by Shareholders by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi). The Fund is offering to purchase Shares in an amount up to 50% of the net assets of the Fund.

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder must tender all of its Shares for repurchase by the Fund. Each Shareholder tendering Shares which are accepted for purchase will receive an in-kind payment of Master Fund shares. The value of the Master Fund shares received by the Shareholder, determined as of the Valuation Date, will be equal to the value of the Shares being purchased. This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. The in-kind payment will be made no later than 30 days after the Valuation Date.

(iii) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw the tenders of all of their Shares before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) In accordance with the terms set forth in the Fund’s Prospectus dated May 1, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi) above. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above and Shareholders re-tender all of their Shares. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix) If Shares in excess of 50% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. Additionally, the Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. Any potential higher costs to Shareholders not tendering Shares may be reduced or eliminated as a result of the cap on the Fund’s total annual operating expenses. These effects may also be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The exchange of Shares for Master Fund shares pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal

Revenue Code of 1986, as amended (the “Code”), an exchange of Shares for Master Fund shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of Master Fund shares by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.

A Shareholder that tenders its Shares will recognize gain (if any) equal to the difference between (i) the value (determined as of the Valuation Date) of the Master Fund shares that are exchanged for the Shares purchased in the Offer and (ii) the Shareholder’s adjusted basis in such Shares. If a Shareholder’s adjusted basis in its Shares exchanged exceeds the value (determined as of the Valuation Date) of the Master Fund shares received, such loss may be disallowed as discussed in the paragraph below. If such Shares are held as a capital asset, the gain or (if permitted) loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the Master Fund shares received are considered to be “substantially identical” to the Shares exchanged, a Shareholder will not be permitted to recognize any loss on the exchange of Shares for Master Fund shares. There are no regulations, published rulings or judicial decisions addressing whether securities with terms substantially the same as the Master Fund shares and Shares are considered substantially identical and no rulings have or will be sought from the Internal Revenue Service (“IRS”) regarding this issue. However, while the matter is not free from doubt, the Fund believes that the Master Fund shares received are likely to be considered substantially identical to the Shares for U.S. federal income tax purposes. Assuming that is the case, any loss on the exchange of Shares for Master Fund shares will generally not be allowed and a Shareholder will add the amount of any such disallowed loss to its basis in its Master Fund shares received. Shareholders are advised to consult their own tax adviser concerning the federal income tax treatment of any loss realized on the exchange of Shares for Master Fund shares.

If the requirements of Section 302(b) of the Code are not met, the value (determined as of the Valuation Date) of the Master Fund shares received by a Shareholder pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that the value (determined as of the Valuation Date) of the Master Fund shares received exceed such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares treated as constructively held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from a Fund and net gains from redemptions or other taxable dispositions or exchanges of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Foreign Shareholders. The value (determined as of the Valuation Date) of the Master Fund shares (including constructive dividends) received by a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from the receipt of Master Fund shares by a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to Master Fund shares that are treated as exchanged for tendered Shares only if it furnishes to the Fund a duly completed applicable Form W-8, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees will cause the Fund to purchase Shares from Shareholders pursuant to written tenders, at the same time as, and in parallel with, a corresponding offer by the Master Fund. This Offer, however, will not be conducted in parallel with a corresponding offer by the Master Fund. The Prospectus also states that the Adviser expects that it will recommend to the Master Fund’s board of trustees that the Master Fund purchase Master Fund shares from Master Fund shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year. The Fund’s Board of Trustees is expected to authorize corresponding purchases for the Fund’s Shares as of the same dates.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered		Amount Accepted
December 31, 2010	$3,583,413	$0		$0
March 31, 2011	$3,783,646	$0		$0
June 30, 2011	$4,117,320	$0		$0
September 30, 2011	$5,543,661	$0		$0
December 31, 2011	$5,785,424	$0		$0
March 30, 2012	$5,896,851	$0		$0
June 29, 2012	$6,300,384	$0		$0
September 28, 2012	$6,729,850	$200,000		$200,000
December 31, 2012	$6,795,501	$1,355,288		$1,355,288
March 28, 2013	$7,087,211	$1,563,905		$1,563,905
June 28, 2013	$7,621,797	$0		$0
September 30, 2013	$8,104,680	$0		$0
December 31, 2013	$8,113,620	$469,104		$469,104
March 31, 2014	$8,470,974	$241,215		$241,215
June 30, 2014	$10,629,194	$5,415,065		$5,415,065
September 30, 2014	$9,872,469	$2,160,540		$2,160,540
December 31, 2014	$9,732,949	$4,084,760		$4,084,760
March 31, 2015	$10,001,120	$500,000		$500,000
June 30, 2015	$9,856,504	$517,083		$517,083
September 30, 2015	$10,411,720	$508,544	*	$508,544	*
December 31, 2015	$10,810,939	$412,367	*	$412,367	*

*	This amount is an estimate. The net asset values as of September 30, 2015 and December 31, 2015 of the Shares (and portions thereof) tendered pursuant to the offers are not yet available.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by, and in accordance with the procedures set out in the Prospectus, the purpose of the Offer is to provide Shareholders with the opportunity to invest directly in the Master Fund by converting their Shares in the Fund to Master Fund shares.

(b) Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

(c) None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund will make an in-kind payment of Master Fund shares for the purchase of Shares pursuant to the Offer.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Given the in-kind nature of the Offer, it is not necessary for the Fund to borrow funds to purchase Shares tendered in connection with the Offer.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) Morgan Stanley AIP Funding Inc. is an affiliate of the Adviser, and, as of the Prior NAV Calculation Date, it owned $1,147,032 of the value of the Shares, representing approximately 2.01% of the Fund’s net assets.

(b) Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates and the tender offer to purchase Shares that commenced on August 28, 2015 as described in response to Item 5 above, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) Reference is made to the audited financial statements of the Fund for the year ended December 31, 2014 and audited financial statements of the Fund for the year ended December 31, 2013, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on March 9, 2015 and March 7, 2014, respectively. Such financial statements are incorporated herein by reference in their entirety. Copies of the financial statements can be obtained free of charge by writing to the Fund c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212 or by calling (800) 421-7572 and at the Securities and Exchange Commission’s internet website, http://www.sec.gov.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Notice to Shareholders

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AIP MULTI-STRATEGY FUND P

By:	/s/ Noel Langlois
Name:	Noel Langlois
Title:	Chief Financial Officer & Treasurer

September 29, 2015

EXHIBIT INDEX

EXHIBIT

A.	Notice to Shareholders

B.	Cover Letter to Offer to Purchase and Letter of Transmittal

C.	Offer to Purchase

D.	Form of Letter of Transmittal

E.	Form of Notice of Withdrawal of Tender

F.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance Offers to Tender